Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Herbert (Herb) I. Ono 604.691.7493 604.893.2398 herbert.ono@mcmillan.ca 52657-0069 January 25, 2011

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:     Getty Copper Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2009
           Filed June 24, 2010
           File No. 000-29578

We are counsel for and write on behalf of Getty Copper Inc. (the "Company") in response to the Staff's letter of December 9, 2010 (the "Comment Letter") signed by Mr. Karl Hiller, Branch Chief, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 (the "Form 20-F/A") to the Company's Form 20-F for the fiscal year ended December 31, 2009 (as filed on June 24, 2010, the "Form 20-F"). We confirm that this draft has been redlined to show all changes from the original Form 20-F. We also confirm that a redlined copy, as well as a clean copy, of the Form 20-F/A will be enclosed with the couriered copy of this letter.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft Form 20-F/A, as applicable. We confirm that the disclosure changes described below have been made in the draft Form 20-F/A transmitted herewith, and that the same will be made in the actual Form 20-F/A when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

January 25, 2011

Commission Comment:

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 16 - Differences between Canadian and the United States accounting principles, page F-17

1.     We understand from your accounting policy disclosures that you capitalize acquisition, exploration and development costs related to your mineral rights under Canadian GAAP; and from your discussion of the differences between Canadian GAAP and U.S. GAAP, that all exploration and development costs incurred prior to the determination of economic feasibility are expensed under U.S. GAAP. Please address the following points:

Expand your disclosures to describe your accounting policy for acquisition costs of mineral properties under U.S. GAAP. Please note that the costs of acquiring mineral properties and mineral rights would ordinarily need to be capitalized (and subject to periodic impairment testing) to comply with FASB ASC Subtopic 930-360 and Section 930-805-30.

Please quantify the amount of acquisition costs included as reconciling items in determining your U.S. GAAP results and disclose the details of your impairment testing (e.g. timing, assumptions and results). Based on your disclosure in Note 5, it appears that all such costs were impaired.

Company Response:

We understand that Mr. Don Willoughby, the Company's Chief Financial Officer, spoke to your Mr. Karl Hillier by telephone on or about December 18, 2010, and confirmed that no amendment to the existing disclosure contained in the Form 20-F is required, given that: (a) the above-referenced change in capitalization of acquisition costs related to the Company's mineral rights relates to acquisitions of mineral claims after March 31, 2004; and (b) the Company has had no acquisition costs related to mineral rights after that date. However, the Company proposes to expand the note disclosure in future financial statements, as appropriate, to disclose that the Company has not acquired any mineral rights after March 31, 2004.

January 25, 2011

Commission Comment:

Engineering Comments

Business Overview, Page 14

2.     We note that your reserve and resource estimates in this section do not agree with the corresponding information in your MD&A on page M-7. Please revise these and any similar discrepancies in estimates throughout your filing.

Company Response:

As disclosed at page 16 of the Form 20-F/A, West Coast Environmental and Engineering (WCE), completed a Preliminary Feasibility Study (the "PFS") on the Company's Getty Project dated June 9, 2009 according to Canadian National Instrument 43-101 - Disclosure Standards for Mineral Projects ("NI 43-101"). The Company caused the original PFS to be filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") on July 9, 2009. In response to guidance received from technical staff at the British Columbia Securities Commission, the Company caused WCE to amend and restate the PFS as of May 3, 2010 (as so amended and restated, the "Amended PFS"). The Amended PFS was filed on SEDAR on May 25, 2010.

As indicated in the new Explanatory Note at page 7, additional disclosure has been added to the Form 20-F/A in Item 4.B. Information on the Registrant - Business Overview (at page 20), to clarify that: (a) the Management's Discussion and Analysis for the year ended December 31, 2009 (the "MD&A"), included under Item 17 of the Form 20-F/A (and originally included in the Form 20-F), is a historic document prepared in accordance with applicable Canadian securities regulations and filed on SEDAR on April 30, 2009; (b) the MD&A therefore includes disclosure of mineral resource and reserve estimates for the Getty Project which do not reflect new data presented in the Amended PFS completed in May 2010; and (c) any inconsistencies in the mineral resource and reserve estimates disclosed in the Form 20-F/A and the MD&A therefore should be resolved by reference to the more up to date information contained in the Form 20-F/A. In light of this, it is respectfully submitted that it is neither necessary, nor appropriate, to revise and update the MD&A.

Cautionary language has been revised or added, as appropriate, to alert the reader to differences between Canadian mineral disclosure standards, and mineral disclosure standards of the SEC.

Commission Comment:

The Key Assumptions and Parameters, Page 15

January 25, 2011

3.     We note your disclosure indicating that the copper price used in your 2009 Preliminary Feasibility Study (PFS) was equal to the 36-Month Trailing Average of C$3.55 per pound or USD$3.29 per pound. However, the PFS on SEDAR indicates the base case used a copper price of C$3.24 (or USD$2.99) per pound. Please modify your disclosures to correct information about the price utilized, identify the period upon which this 36-month trailing average is based, and if used in your reserve estimates and feasibility studies, include the corresponding dates of such estimates and studies.

Company Response:

As indicated in the new Explanatory Note at page 7, additional disclosure has been added to the Form 20-F/A in Item 4.B. Information on the Registrant - Business Overview (at pages 18 - 20), under the new sub-heading "Certain Assumptions and Parameters Used in the Getty Project Mineral Resource and Reserve Estimates" to clarify that: (a) the copper and molybdenum prices referred to in the list of key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are based on a 36-month trailing average analysis with an ending date of December 31, 2008; (b) due in part to the collapse in the price of copper during the recent financial crisis, and in response to guidance received from technical staff at the British Columbia Securities Commission, an updated economic analysis for the Getty Project was included in the Amended PFS; (c) the updated base case for economic analysis was prepared using a copper price of CDN$3.24 ($2.99 USD) per pound rather than the original copper price of CDN$3.55 per pound ($ 3.29 USD per pound); and (d) although the Amended PFS included revised mineral resource and reserve estimates which are disclosed in the Form 20-F/A, it was not deemed necessary to update the mineral resource and reserve estimates using new parameters - such as the lower copper price of CDN$3.24 ($2.99 USD) per pound - due in part to the recovery of copper prices during late 2009 and early 2010 as a result of improving economic conditions.

Although not specifically addressed in the Form 20-F/A, we observe that the difference in the copper prices used in preparing the resource and reserve estimates and in preparing the updated economic analysis in the Amended PFS have largely been neutralized due to the appreciation of the Canadian dollar against the U.S. dollar in the intervening period.

Commission Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

January 25, 2011

In responding to our comments, please provide a written statement from the company acknowledging that:

the company is responsible for the accuracy and adequacy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

The Company's letter containing the requested acknowledgements accompanies this letter.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 20-F/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

Enclosures